Confidential Treatment has been requested pursuant to 17 CFR 200.83 as to certain portions of this document. Each such portion, which has been omitted herein and replaced with asterisks [***], has been filed separately with the Division of Corporation Finance of the Securities and Exchange Commission.

Steven E. Siesser Partner 65 Livingston Avenue Roseland, NJ 07068 T 212 204 8688 F 973 597 2507 ssiesser@lowenstein.com

January 5, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Elephant Talk Communications Corp.
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013
Filed April 30, 2014
Response dated December 1, 2014
File No. 001-35360

Ladies and Gentlemen:

On behalf of Elephant Talk Communications Corp. (the “Company”), we are hereby responding to the letter, dated December 3, 2014 (the “Comment Letter”), from Larry Spirgel, Assistant Director of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s above-captioned filing (the “Filing”).

For ease of reference, set forth below in bold are the comments of the Staff with respect to the Filing, as reflected in the Comment Letter. For the Staff’s convenience, each numbered paragraph below corresponds to the numbered paragraph in the Staff’s Comment Letter and includes the caption used in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the applicable Filing unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Financial Statements

Consolidated Statements of Comprehensive Loss, page 43

1.	We note your response to comment one. The purpose of Rule 5-03 of Regulation S-X is to indicate the various line items that should appear on the face of the income statement. Rule 5-03(b)(2) requires costs and expenses applicable to sales and revenue to be stated as a separate line item. In your response, you indicate that all staff costs are included in the Selling, General and Administrative line item of your income statement. Staff costs should be allocated to the appropriate line items such as Cost of Service and SG&A. Revise accordingly to comply with Rule 5-03 by reclassifying all cash and non-cash staff related costs associated with employees directly involved in providing services for both your Landline and Mobile and Security businesses from SG&A to the Cost of Service line item. Please provide us with a quantitative analysis of your total staff costs by function (e.g. management, selling, research, network) and by service (Landline, Mobile and Security) for 2012, 2013 and the nine months ended September 30, 2014, and tell how you intend to revise your historical presentations.

Page 2	January 5, 2015

Response: The Company respectfully acknowledges the Staff’s comment and as requested, the Company is hereby providing a quantitative analysis of the total staff costs by function (please refer to the table below) for each of the quarters in the nine month period ended September 30, 2014. The 2014 figures include the combined staff costs for the Mobile and Security business. As mentioned before, the Company has undergone a transition process moving from the Landline business to the Mobile and Security Services business. In fiscal year 2014 there were no staff costs related to the Landline business.

[***]

Upon further consideration of the Staff’s comments, the Company reevaluated its staff costs and has concluded that certain staff costs should be reclassified to Cost of Service. In addition, the Company identified certain costs related to product development that should also be reclassified within the Company’s Consolidated Statements of Comprehensive Loss. The tables below summarize the reclassifications for each of the quarters in the nine month period ended September 30, 2014.

As reported	Q1 2014	Q2 2014	Q3 2014
REVENUES	$6,479,853	$6,911,768	$7,298,988

Cost of service (exclusive of depreciation and amortization shown separately below)	$983,464	$828,581	$848,771
Selling, general and administrative expenses	$5,976,107	$7,432,784	$6,227,147
Depreciation and amortization	$2,008,214	$1,928,392	$1,900,251
	$8,967,785	$10,189,757	$8,976,169

LOSS FROM OPERATIONS	$(2,487,932)	$(3,277,989)	$(1,677,181)

New presentation	Q1 2014	Q2 2014	Q3 2014
REVENUES	$6,479,853	$6,911,768	$7,298,988

Cost of Service (exclusive of depreciation and amortization shown separately below)	$1,567,331	$1,822,145	$1,546,888
Product development	$1,685,517	$2,334,226	$1,750,490
Sales and marketing	$585,501	$720,913	$599,591
General and administrative	$3,121,222	$3,384,080	$3,178,949
Depreciation and amortization	$2,008,214	$1,928,392	$1,900,251
	$8,967,785	$10,189,757	$8,976,169

LOSS FROM OPERATIONS	$(2,487,932)	$(3,277,989)	$(1,677,181)

Page 3	January 5, 2015

The Company advises the Staff that it has reviewed all staff related costs for the Mobile and Security business for fiscal year 2014 to determine which costs may be considered directly attributable to the generation of revenue, following the transition process from the Company’s Landline business to Mobile Services business that started in 2012 and was completed in 2014. The Company respectfully advises the Staff that for fiscal year 2014, the Landline related costs of service are immaterial and not related to staff costs. As previously indicated, there were no staff costs related to the Landline business in fiscal year 2014.

The Company further advises the Staff that it is currently working to generate the requested data for fiscal years 2013 and 2012, but because the data structure analysis is still pending, it is not possible to provide that information in this letter. The Company will provide a supplemental response to this letter to the Staff when the requested data is available.

The Company respectfully advises the Staff that the Company believes that the above reclassification of operating costs is not material to the annual periods ended December 31, 2012, 2013, the interim periods therein, or to the interim periods within fiscal year 2014. The Company believes that it is not necessary to amend prior filings since such reclassification has no impact on the reported loss from operations or net loss. The Company advises the Staff that in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 10-K”), the Company will reclassify the operating costs from prior periods to conform to the above presentation, disclose the reasons for the reclassification and will specifically disclose in the footnotes to the Consolidated Financial Statements what was changed compared to prior periods. In the footnote for selected quarterly financial data (unaudited) to the Consolidated Financial Statements in the 2014 10-K, the Company will provide a reconciliation to the new presentation for all quarterly figures presented.

2.	In response to comment one, you indicate that you have begun to invest in “service desk” and “network support services” and will include these costs in Cost of Services beginning in your Form 10-K for fiscal 2014. In this regard, please explain to us if the personnel involved with the “service desk” and “network support services” encompass all personnel costs involved with providing services for your Mobile and Security business.

Page 4	January 5, 2015

Response: The Company respectfully acknowledges the Staff’s comment and in addition advises the Staff that the personnel involved with the service desk and network support services encompass all personnel costs involved with providing services for the Company’s Mobile and Security business. The Company further advises the Staff that all of the personnel costs involved with operating the service desk and network support are being reclassified to Cost of Service in connection with the reclassification described in the response to comment one above.

3.	We note from page nine of your Form 10-K for the year ended December 31, 2013, that Elephant Talk uses its own Research and Development department to develop and maintain the different components of the overall solution (IN, Rating, Back-Office, API/CRM/Provisioning, Protocols, Voice Mail & IVR, etc.). In this regard, please tell us where you have presented Research and Development costs in your income statement and how you have complied with the disclosure requirement of ASC 730-10-50-1.

Response:

The Company respectfully acknowledges the Staff’s comment and in addition advises the Staff that through September 30, 2014, the Company had presented its Research and Development (“R&D”) costs as a part of the Company’s Selling, General & Administrative (“SG&A”) expenses, and further disclosed it in the footnotes to the financial statements. In the tables provided in the response to comment one above, the Company has included its R&D costs, which are reported in the new presentation under the function “Product development”, and will be fully disclosed as such in the footnotes to the Company’s consolidated financial statements in the 2014 10-K.

The Company will expand the disclosures related to the functions that are reported in the consolidated statements of comprehensive loss as follows:

•	Cost of service;
•	Product Development;
•	Sales and Marketing; and
•	General and Administrative.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Page 5	January 5, 2015

Any questions regarding the contents of this letter or the Filing should be addressed to the undersigned at 212-204-8688.

Very truly yours,

/s/ Steven E. Siesser

Steven E. Siesser

cc: Alex Vermeulen, General Counsel

Elephant Talk Communications Corp.

-5-